UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BlackRock, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

US09247X1019

(CUSIP Number)

Bank of America Corporation

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

Merrill Lynch & Co., Inc.

4 World Financial Center

250 Vesey Street

New York, New York 10080

Telephone 212-449-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. US09247X1019	13D/A
1	NAMES OF REPORTING PERSONS Bank of America Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 2,354,727
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 2,354,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,727
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON HC

_________________________

* Based on 47,999,572 Shares of BlackRock outstanding as of February 27, 2009.

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CUSIP No. US09247X1019	13D/A
1	NAMES OF REPORTING PERSONS Merrill Lynch & Co., Inc. (“ML&Co”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 2,331,024**
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 2,331,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,331,024
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON CO

_________________________

** Includes 2 Shares held by First Republic Investment Management, Inc., a subsidiary of ML&Co.

* Based on 47,999,572 Shares of BlackRock outstanding as of February 27, 2009.

3

CUSIP No. US09247X1019	13D/A
1	NAMES OF REPORTING PERSONS Merrill Lynch Group, Inc. (“ML Group”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 2,330,082
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 2,330,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON CO

_________________________

* Based on 47,999,572 Shares of BlackRock outstanding as of February 27, 2009.

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CUSIP No. US09247X1019	13D/A
1	NAMES OF REPORTING PERSONS Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 940
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 940
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON BD, IA, CO

_________________________

* Based on 47,999,572 Shares of BlackRock outstanding as of February 27, 2009.

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This Amendment No. 5 is being filed with respect to the shares of Common Stock (the “Shares”) of BlackRock, Inc. (“BlackRock”) to amend and supplement the original statement on Schedule 13D filed by the ML Reporting Persons with the Securities and Exchange Commission on October 10, 2006 (the “Original 13D”), as amended by Amendment No. 1 dated July, 22, 2008, Amendment No. 2 dated September 25, 2008, Amendment No. 3 dated December 24, 2008 and Amendment No. 4 dated December 29, 2008 (the “Fourth Amendment” and together with all prior amendments and the Original Schedule 13D, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs:

Upon the consummation of the merger on January 1, 2009 (the “Merger”) contemplated by the Merger Agreement by and between Bank of America Corporation (“BAC”) and ML&Co, dated September 15, 2008, ML&Co became a wholly-owned subsidiary of BAC, and BAC became the ultimate parent and controlling entity of ML&Co, ML Group, and MLPF&S (together, the “ML Reporting Persons” and with BAC, the “Reporting Persons”). Therefore, BAC, as of such date, beneficially owns those Shares of BlackRock beneficially owned prior to such date by the ML Reporting Persons on the terms described in the Schedule 13D.

BAC, a Delaware corporation, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended and engages in the general banking and financial services businesses through its subsidiaries. The principal address of Bank of America is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

The name, business address and present principal occupation or employment of each executive officer and director of BAC is set forth on Schedule VII attached hereto. To the knowledge of BAC, each of the persons listed on Schedule VII is a citizen of the United States.

Other than as previously disclosed, during the last five years, neither BAC nor any of the persons listed on Schedule VII have been convicted in a criminal proceeding (excluding traffic violations or judicial misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 2, 2009, a copy of which is attached hereto as Exhibit 7.01.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented by the following:

(a)

As of February 27, 2009, the Reporting Persons may be deemed to beneficially own an aggregate of 2,354,727 Shares and 62,469,918 shares of Series B Preferred Stock. Accordingly, based on 47,999,572 Shares outstanding as of February 27, 2009, the Reporting Persons may be deemed to beneficially own 4.9% of the outstanding Shares of BlackRock.

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None of the directors and executive officers of the Reporting Persons, including the persons listed on Schedule VII, beneficially owns any Shares.
(b)	Each of the Reporting Persons shares the power to vote or direct the vote and to dispose or direct the disposition of Shares beneficially owned by such Reporting Person.
(c)

To the knowledge of the Reporting Persons, except as set forth in Schedule VIII hereto, no transactions in the Shares have been effected by the Reporting Persons, or, to their knowledge, any of their directors and executive officers, including the persons listed on Schedule VII, since the ML Reporting Persons filed the Fourth Amendment.

(d)	Not applicable.
(e)	As of February 27, 2009, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Shares of BlackRock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by inserting the following paragraphs:

As previously disclosed by the ML Reporting Persons on the Schedule 13D, ML&Co and BlackRock entered into the Exchange Agreement on December 26, 2008 in connection with the anticipated merger of BAC and ML&Co. BlackRock and ML&Co agreed that the consummation of the Merger would have constituted a “Change of Control” under Section 3.5 of the Stockholders Agreement and would have given rise to certain rights and obligation of ML&Co and BlackRock, pursuant to which ML&Co’s significant voting interest in BlackRock would have been reduced. ML&Co and BlackRock negotiated and executed the Exchange Agreement as an amendment to Section 3.5 of the Stockholders Agreement, by which ML&Co, through the exchange of a substantial portion of its Shares and all of its Series A Preferred Stock for Series B Preferred Stock would be able to retain its economic interest while reducing its voting interest in BlackRock. The consummation of the transaction contemplated by the Exchange Agreement (the “ML&Co Exchange Transactions”) was conditioned on the occurrence of the Merger and the receipt of certain foreign regulatory approvals, as well as upon BlackRock and PNC simultaneously with the consummation of the ML&Co Exchange Transactions, consummating the PNC Exchange Transactions. The Merger was consummated on January 1, 2009 and all foreign regulatory approvals were received on February 26, 2009. The ML&Co Exchange Transactions subsequently closed on February 27, 2009, simultaneously with the closing of the PNC Exchange Transactions.

The foregoing description of the Exchange Agreement and Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement and Stockholders Agreement, both of which were previously filed with the Schedule 13D.

Item 7. Materials to be Filed as Exhibits

7.01	Joint Filing Agreement, dated as of March 2, 2009, by and among the ML Reporting Persons and BAC.

7

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Date: March 2, 2009

BANK OF AMERICA CORPORATION

By: Name:	/s/ Teresa Brenner Teresa Brenner
Title:	Associate General Counsel

MERRILL LYNCH & CO., INC.

By: Name:	/s/ Teresa Brenner Teresa Brenner
Title:	Associate General Counsel

MERRILL LYNCH GROUP, INC.

By:	/s/ Teresa Brenner
Name:	Teresa Brenner
Title:	Associate General Counsel

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Teresa Brenner
Name:	Teresa Brenner
Title:	Authorized Person

SCHEDULE VII

EXECUTIVE OFFICERS AND DIRECTORS OF BANK OF AMERICA CORPORATION

The following sets forth the name, business address, and present principal occupation of each executive officer and director of Bank of America Corporation.

Name	Position with Bank of America Corporation	Principal Occupation
Kenneth D. Lewis	Chairman, Chief Executive Officer, President and Director	Chairman, Chief Executive Officer and President of Bank of America Corporation
Amy Woods Brinkley	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation
Barbara J. Desoer	President, Bank of America Mortgage, Home Equity and Insurance Services	President, Bank of America Mortgage, Home Equity and Insurance Services of Bank of America Corporation
Liam E. McGee	President, Bank of America Consumer and Small Business Bank	President, Bank of America Consumer and Small Business Bank of Bank of America Corporation
Brian T. Moynihan	President, Global Banking and Wealth Management	President, Global Banking and Wealth Management of Bank of America Corporation
Joe L. Price	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation
Richard K. Struthers	President, Bank of America Global Card Services	President, Bank of America Global Card Services of Bank of America Corporation
William Barnet, III	Director	Chairman, President and Chief Executive Officer of The Barnet Company
Frank P. Bramble, Sr.	Director	Former Executive Officer of MBNA Corporation
Virgis W. Colbert	Director	Senior Advisor, MillerCoors Company
John T. Collins	Director	Chief Executive Officer of The Collins Group Inc.
Gary L. Countryman	Director	Chairman Emeritus of Liberty Mutual Group
Tommy R. Franks	Director	Retired General, United States Army
Charles K. Gifford	Director	Former Chairman of Bank of America Corporation
Monica C. Lozano	Director	Publisher and Chief Executive Officer of La Opinion
Walter E. Massey	Director	President Emeritus of Morehouse College
Thomas J. May	Director	Chairman, President and Chief Executive Officer of NSTAR
Patricia E. Mitchell	Director	President and Chief Executive Officer of The Paley Center for Media

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Joseph W. Prueher	Director	Retired Admiral, United States Navy
Charles O. Rossotti	Director	Senor Advisor, The Carlyle Group
Thomas M. Ryan	Director	Chairman, President and Chief Executive Officer of CVS/Caremark Corporation
O. Temple Sloan, Jr.	Director	Chairman and Chief Executive Officer of General Parts International, Inc.
Meredith R. Spangler	Director	Trustee and Board Member
Robert L. Tillman	Director	Former Chairman and CEO Emeritus of Lowe’s Companies, Inc.
Jackie M. Ward	Director	Retired Chairman and CEO of Computer Generation Inc.

10

SCHEDULE VIII

The ML Reporting Persons executed the below trades in respect of the Shares since their filing of the Fourth Amendment on December 29, 2008.

	Purchase (P) /
Description of Security	Sale (S)	Trade Date	Quantity	Price
Common Stock	S	12/29/2008	4	123.8896
Common Stock	S	12/29/2008	8	123.8896
Common Stock	S	12/29/2008	8	123.8896
Common Stock	S	12/29/2008	8	123.8896
Common Stock	S	12/29/2008	9	123.8896
Common Stock	S	12/29/2008	9	123.8896
Common Stock	S	12/29/2008	10	121.3000
Common Stock	S	12/29/2008	10	123.8896
Common Stock	S	12/29/2008	11	123.8896
Common Stock	S	12/29/2008	11	123.8896
Common Stock	S	12/29/2008	12	123.8896
Common Stock	S	12/29/2008	15	123.8896
Common Stock	S	12/29/2008	16	123.8896
Common Stock	S	12/29/2008	17	123.8896
Common Stock	S	12/29/2008	18	123.8896
Common Stock	S	12/29/2008	18	123.8896
Common Stock	S	12/29/2008	18	123.8896
Common Stock	S	12/29/2008	19	123.8896
Common Stock	S	12/29/2008	21	123.8896
Common Stock	S	12/29/2008	24	123.8896
Common Stock	S	12/29/2008	29	123.8896
Common Stock	S	12/29/2008	30	121.3200
Common Stock	S	12/29/2008	32	123.8896
Common Stock	S	12/29/2008	36	123.8896
Common Stock	S	12/29/2008	36	123.8896
Common Stock	S	12/29/2008	38	123.8896
Common Stock	S	12/29/2008	49	123.8896
Common Stock	S	12/29/2008	100	121.7120
Common Stock	S	12/30/2008	105	126.0000
Common Stock	S	1/9/2009	6	128.7300
Common Stock	S	1/15/2009	100	117.1000
Common Stock	P	1/16/2009	100	118.2300
Common Stock	S	1/16/2009	200	115.0000
Common Stock	P	1/20/2009	11	107.9400
Common Stock	P	1/20/2009	35	107.9481
Common Stock	P	1/22/2009	1000	106.0499
Common Stock	S	1/26/2009	50	112.4200
Common Stock	S	1/26/2009	72	106.4100
Common Stock	S	1/27/2009	11	106.5600
Common Stock	S	1/27/2009	35	106.5100
Common Stock	S	1/27/2009	17	107.8400

1

Common Stock	S	1/27/2009	44	108.2700
Common Stock	S	1/28/2009	100	115.7900
Common Stock	S	1/28/2009	900	115.8240
Common Stock	S	1/28/2009	39	116.9100
Common Stock	S	1/28/2009	46	117.7200
Common Stock	S	1/28/2009	47	116.9100
Common Stock	S	1/29/2009	12	109.1500
Common Stock	S	2/2/2009	22	109.4600
Common Stock	S	2/2/2009	38	106.8900
Common Stock	S	2/6/2009	17	121.1700
Common Stock	S	2/9/2009	16	118.7300
Common Stock	S	2/9/2009	62	118.7007
Common Stock	S	2/9/2009	77	118.7007
Common Stock	S	2/9/2009	77	118.7300
Common Stock	S	2/9/2009	11	118.4994
Common Stock	S	2/9/2009	14	118.4994
Common Stock	S	2/9/2009	16	118.4994
Common Stock	S	2/9/2009	46	118.4994
Common Stock	S	2/9/2009	62	118.7300
Common Stock	S	2/9/2009	70	118.4994
Common Stock	P	2/11/2009	16	112.8300
Common Stock	S	2/11/2009	24	113.9500
Common Stock	P	2/12/2009	77	110.3800
Common Stock	P	2/12/2009	77	112.5700
Common Stock	P	2/12/2009	100	111.2050
Common Stock	S	2/12/2009	9	110.0000
Common Stock	S	2/12/2009	24	110.0000
Common Stock	P	2/17/2009	25	107.0000
Common Stock	S	2/17/2009	25	105.9400
Common Stock	S	2/17/2009	100	105.7620
Common Stock	S	2/19/2009	9	106.7900
Common Stock	S	2/20/2009	5	103.7600
Common Stock	S	2/24/2009	100	105.5500
Common Stock	S	2/24/2009	11	99.9000
Common Stock	S	2/24/2009	13	106.2100
Common Stock	S	2/24/2009	35	100.9800
Common Stock	S	2/24/2009	77	100.9800
Common Stock	S	2/26/2009	30	101.2700
Common Stock	S	2/26/2009	34	101.4200

2